Exhibit 4.2(d)

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of certain terms of our common stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”), the forms of which are included as exhibits to the Annual Report on Form 10-K of which this Exhibit 4(d) is also included, as well as the relevant portions of the Delaware General Corporation Law (“DGCL”).

Authorized Capital Stock

Under our Certificate of Incorporation, we are authorized to issue two classes of stock to be designated, respectively, “Common Stock” and Preferred Stock”. The total number of shares which the Corporation is authorized to issue is 7,500,000 shares, consisting of 7,500,000 shares of Common Stock, par value $0.0000056 per share, and no shares of Preferred Stock, par value $0.0000056 per share.

Preferred Stock

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.  The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Voting Rights

Except as may be otherwise provided in the Certificate of Incorporation or Bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.　All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law or the rules of any stock exchange upon which the Corporation’s securities are listed, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividend Rights

The directors of the Corporation, subject to any restrictions contained in (a) the DGCL or (b) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock.  Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock.

Transfer Agent and Registrar

Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares, if one has been issued, duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

Antitakeover Provisions

The Certificate of Incorporation and Bylaws, as currently in effect, contain provisions that may have the effect of delaying, deferring or preventing a change in control of the Corporation’s ownership or management. They provide for:

•

subject to the rights of the holders of any series of Preferred Stock, no action shall be taken by the stockholders of the Corporation other than at an annual or special meeting of the stockholders, and no action shall be taken by the stockholders by written consent;

•

the provisions in the Certificate of Incorporation may not be amended or repealed in any respect unless such amendment or repeal is approved by the affirmative vote of the record holders of at least a majority of the total voting power of all issued and outstanding shares entitled to vote thereon;

•

an advance notice of stockholder nominations for the election of directors or of business to be brought by the stockholders before any meeting of the stockholders shall be given in the manner provided in the Corporation’s Bylaws;

•

each holder of shares of any class or series of capital stock of the Corporation shall be entitled to one vote for each share held, and no stockholder will be permitted to cumulate votes, at any election of directors;

•	removal of directors only with cause, and by the holders of a majority of the shares then entitled to vote at an election of directors, voting together as a single class;
•	no reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office;
•

the calling of special meetings of shareholders only by the president, a majority of the board of directors or the holders of not less than 25% of all votes entitled to be cast on the matters to be considered at such meeting; and

•	the issuance of preferred stock by the board without further action by the shareholders.

Antitakeover Effects of Provisions of Delaware Law

Delaware Takeover Statute. The Corporation is subject to the provisions of Section 203 of the DGCL and has adopted additional provisions in its Certificate of Incorporation for the approval, adoption, or authorization of business combinations. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise.

Limitations of Liability and Indemnification Matters

The Corporation’s Bylaws states that to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of a corporation’s directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.